Exhibit 2.7

CONFIDENTIAL	EXECUTION VERSION

Dated 21 November 2013

ARDEN HOLDINGS LIMITED

and

ALOPUC LIMITED

and

KENMARE HOLDINGS LTD

DEED OF VARIATION

Contents

Clause		Page

1	Interpretation	3

2	Pre-completion dividend	4

3	W&I Policy	4

4	Variation of the Atrium SPA in respect of Pre-completion Dividend	6

5	Variation of the Atrium SPA and Taxation Deed in respect of W&I policy	6

6	Variation of the Atrium SPA in respect of completion arrangements	7

7	Continuation of the Atrium SPA	7

8	Miscellaneous	8

THIS DEED OF VARIATION is made on 21 November 2013

BETWEEN:

(1)	ARDEN HOLDINGS LIMITED (company registration number 37470) whose registered office is at Clarendon House, 2 Church Street, Hamilton, Bermuda (the Seller);

(2)	ALOPUC LIMITED (company registration number 8538477) whose registered office is at Avaya House, 2 Cathedral Hill, Guildford, Surrey, GU2 7YL, UK (the Buyer); and

(3)	KENMARE HOLDINGS LTD (company registration number 30917) whose registered office is at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda (the Guarantor),

together the Parties, and is supplemental to the agreement between the Parties made on 5 June 2013 for the sale and purchase of the entire issued share capital of Atrium Underwriting Group Limited (the Company) as such agreement was amended by way of a deed of variation between the Parties made on 3 October 2013 (such agreement, as amended, the Atrium SPA).

WHEREAS:

(A)	Pursuant to clause 21 of the Atrium SPA the Parties have agreed to amend the Atrium SPA, in order, inter alia, (i) to permit the Company to pay a pre-completion dividend to the Seller in the amount of USD$25million, to amend the definition of Purchase Price and to vary the amount of the Delayed Completion Fee; (ii) to amend the Atrium SPA with regard to a warranty and indemnity insurance policy to be entered into between the Buyer and an insurer; and (iii) to amend the Atrium SPA in respect of certain arrangements for Completion.

(B)	This Deed is intended to give effect to these amendments.

IT IS AGREED as follows:

1	Interpretation

1.1	In this Deed unless the context otherwise requires:

(a)	words importing any gender include every gender;

(b)	words importing persons include an individual, company, corporation, firm, partnership, unincorporated association or body of persons, and any state, or governmental or local division or agency of a state;

(c)	references to clauses and schedules are references to the relevant clause in or schedule to this Deed;

(d)	references in this Deed to any specified provision of this Deed or the Atrium SPA are to this Deed, the Atrium SPA or that provision as in force for the time being and as amended from time to time;

(e)	references to any statute or statutory provision shall include (i) any subordinate legislation made under it, (ii) any provision which it has superseded or re-enacted (whether with or without modification) and (iii) any provision superseding or re-enacting it (whether with or without modifications); and

(f)	the rule known as the ejusdem generis rule shall not apply, and accordingly words introduced by words and phrases such as “include”, “including”, “other” and “in particular” shall not be given a restrictive meaning or limit the generality of any preceding words or be construed as being limited to the same class as the preceding words where a wider construction is possible.

1.2	Words and phrases defined in the Atrium SPA shall have the same meanings in this Deed. In addition, the following terms shall have the following meanings:

Insurer means the underwriter(s) of the W&I Policy.

Maximum Premium means USD$592,500 or such other amount as may be agreed between the Buyer and the Seller.

Policy Issuance Date means the date on which the W&I Policy becomes binding on the parties to it.

Policy Negotiation Period means the period from the date of this Deed to the date falling one month after the date of this Deed.

W&I Policy means a warranty and indemnity policy between the Buyer and the Insurer:

(a)	on terms satisfactory to the Seller and the Buyer, each acting reasonably;

(b)	relating to the Seller’s Warranties other than the Title and Capacity Warranties and (where applicable) relating to claims under the Taxation Deed;

(c)	covering, in each case, the liability the Seller would have had in the absence of this Deed;

(d)	having a maximum policy limit of $39,500,000 for all claims under the W&I Policy and a sub-limit of $15,800,000 for all claims in relation to the Seller’s Warranties (other than any claim under the Taxation Deed or any Tax Claim); and

(e)	requiring payment of a premium, including insurance premium tax, not exceeding the Maximum Premium.

2	Pre-completion dividend

2.1	Notwithstanding the restriction set out in paragraph 2(g) of Schedule 5 to the Atrium SPA the Buyer hereby gives its consent to the payment by the Company to the Seller, subject to compliance with applicable laws and regulations, of a pre-completion dividend in the amount of USD$25,000,000 from available cash in hand (Pre-completion Dividend).

2.2	The Seller shall procure that the Pre-completion Dividend is paid within two (2) Business Days of the Date of this Deed.

2.3	The Buyer confirms for the purposes of sub-paragraph (b) of the definition of “Permitted Leakage” in Schedule 6 to the Atrium SPA that the Pre-completion Dividend is agreed by the Buyer to be Permitted Leakage.

3	W&I Policy

3.1	During the Policy Negotiation Period the Buyer shall take all steps which a reasonable and prudent buyer of a W&I policy would take in order to obtain a W&I policy on the same terms as the W&I Policy to procure that the W&I Policy will be issued as soon as possible after the date of this Deed, provided that the Buyer shall not be required to pay any premium to the Insurer where such premium and any applicable insurance premium tax exceeds the amount received from the Seller under Clause 3.2. In doing so, the Buyer shall use all reasonable endeavours to:

(a)	deliver, or procure delivery, of all items reasonably requested by the Insurer to enable the W&I Policy to be issued;

(b)	do all things reasonably required by the Insurer to enable the W&I Policy to be issued; and

(c)	deliver the No Claims Declaration (as defined in the W&I Policy) to the Insurer, except where the content of that declaration would not be true at the date of delivery.

3.2	No less than five (5) Business Days before the proposed Policy Issuance Date the Buyer shall send to the Seller:

(a)	a draft of the Insurer’s invoice setting out the amount of premium due under the W&I Policy and any applicable insurance premium tax; and

(b)	a draft of the W&I Policy in the form then reached in negotiations,

and shall thereafter keep the Seller informed of any changes that are made to those documents. Subject to the Seller approving the terms of the W&I Policy, acting reasonably, the Seller shall within five (5) Business Days of being sent such information pay the premium together with any applicable insurance premium tax (which in total shall not be more than the Maximum Premium) to such account of the Buyer as the Buyer may specify.

3.3	The Buyer shall, upon receipt of the premium (and in any event within ten (10) Business Days after receipt), use all reasonable endeavours to enter into the W&I Policy and pay the premium (together with any applicable insurance premium tax) to the Insurer, provided that the Buyer shall not be required to enter into the W&I Policy where the premium and insurance premium tax payable under that policy exceeds the amount received from the Seller under Clause 3.2, except where the Seller pays such excess to the Buyer promptly on request.

3.4	As soon as reasonably practicable after the Policy Issuance Date (and in any event within ten (10) Business Days after that date) the Buyer shall deliver to the Seller a copy of the issued W&I Policy.

3.5	Where the Policy Issuance Date has not occurred within ten (10) Business Days after the Buyer’s receipt of payment from the Seller under Clause 3.2, the Buyer shall repay that amount to the Seller together with the interest calculated on a daily basis (at a rate consistent with the 3 Month LIBOR rate as at the date the amount was paid to the Buyer) that has accrued on that amount, to such account as the Seller may specify.

3.6	The Buyer shall procure that the Seller is notified as soon as reasonably practicable of any claim under the W&I Policy and is provided within a reasonable time with such information and reports concerning all material steps and/or proceedings taken by the Buyer or any Group Company in relation to any claim under the W&I Policy as the Seller may from time to time reasonably request.

3.7	The Buyer agrees that after the Policy Issuance Date it will not be entitled to bring any claims under or in relation to the Seller’s Warranties (other than the Title and Capacity Warranties) or, to the extent such claims are covered under the W&I Policy, under or in relation to the Taxation Deed against the Seller (and the Seller shall have no liability for breach of any of the Seller’s Warranties (other than the Title and Capacity Warranties) or, to the extent claims in relation to the Taxation Deed are covered under the W&I Policy, the Taxation Deed) unless the Insurer has not paid the corresponding claim under the W&I Policy as a result of its insolvency or it is prohibited from paying a claim under the W&I Policy by virtue of any applicable law or regulation.

3.8	Where the Buyer has duly made one or more claims against the Insurer in accordance with the W&I Policy and the Insurer fails to pay any amount due from it to the Buyer under the W&I Policy as a result of its insolvency or as a result of being prohibited from paying a claim under the W&I Policy by virtue of any applicable law or regulation the Seller shall, as an independent and primary obligation and notwithstanding any provision of the Atrium SPA (as amended by this Deed), pay such amount to the Buyer within ten (10) Business Days after the Buyer notifies it of such failure, provided that the claim against the Insurer was made within the time limits set out in paragraph 2.1 of Schedule 4 to the Atrium SPA as if that paragraph had not been amended by this Deed.

3.9	For the purposes of clause 3.7 and 3.8 insolvency means that Lloyd’s has failed to apply funds from the Central Fund to the extent that the available assets of the Insurer held in the relevant syndicate premiums trust fund are insufficient to meet the claim under the W&I Policy.

4	Variation of the Atrium SPA in respect of Pre-completion Dividend

4.1	The Parties agree that the Atrium SPA is varied such that:

(a)	The definition of Purchase Price in paragraph 1 of Schedule 6 of the Atrium SPA is deleted and replaced with the following:

“Purchase Price means USD$158,000,000”

(b)	clause 2.2C of the Atrium SPA is deleted and replaced with the following:

“For the purposes of clause 2.2B “Delayed Completion Fee” shall mean:

USD$21,644 x y

where ‘y’ equals the number of days from (but excluding) 21 November 2013 to (and including) the Completion Date (which shall be deemed to be zero if the Completion Date occurs on or before 21 November 2013).”

4.2	The variations effected by clause 4.1 shall take effect from the date of this Deed and the Atrium SPA shall be read and construed accordingly.

5	Variation of the Atrium SPA and Taxation Deed in respect of W&I policy

5.1	The Parties agree that with effect from the Policy Issuance Date the Atrium SPA is varied such that:

(a)	the following is included as paragraph 1.6 of Schedule 4 to the Atrium SPA:

“1.6	For the purposes of paragraph 1.4 of Schedule 4 (but not for the purposes of any other paragraph of this Schedule 4), the expression Relevant Claim shall include any claim (whether or not paid) of the Buyer against an insurer under the W&I Policy (as defined in a deed of variation entered into in respect of this Agreement).”

(b)	paragraph 2.1 of Schedule 4 to the Atrium SPA is deleted and replaced with the following:

“2.1	The Seller shall not be liable for a Relevant Claim or a claim under the Taxation Deed unless the Buyer has given the Seller notice of that Relevant Claim or claim under the Taxation Deed, stating in reasonable detail the nature of the Relevant Claim or the claim under the Taxation Deed and the Buyer’s then best estimate of the amount claimed, in the case of:

(a)	a claim in respect of the Title and Capacity Warranties, on or before 31 December 2017;

(b)	a claim in respect of the Seller’s Warranties (other than the Title and Capacity Warranties), by no later than the date which is 6 months after the Completion Date;

(c)	a claim under the Taxation Deed or any Tax Claim, (i) to the extent such claim is covered under the W&I Policy, by no later than the date which is 6 months after the Completion Date; or (ii) to the extent such claim is not covered under the W&I Policy, on or before 31 December 2017;

(d)	a claim under clause 11, by no later than the date which is 30 months after the Completion Date;

(e)	claims under clause 18, by no later than the third anniversary of the Completion Date; or

(f)	any other Relevant Claim, by no later than the first anniversary of the Completion Date.”

(c)	paragraph 7.1 of Schedule 4 to the Atrium SPA shall be amended by inserting the words “for which the Seller is liable under this Agreement” after the words “breach of any of the Seller’s Warranties”.

5.2	The Parties agree that with effect from the Policy Issuance Date the Taxation Deed is varied such that the words “in respect of which the Seller is liable under this Deed” are inserted in:

(a)	clause 7.1, immediately before the words “the Buyer shall give written notice”; and

(b)	clause 7.2, immediately after the words “any Notice of Liability”.

6	Variation of the Atrium SPA in respect of completion arrangements

6.1	The Parties agree that the Atrium SPA is varied such that:

(a)	clause 6.2 of the Atrium SPA is deleted and replaced with the following:

“6.2	The sole conditions of escrow (the Escrow Condition) shall be (i) the service of a notice of termination on State Street Bank and Trust Company by ING substantially in the form of Schedule 5 to the ING Deed of Release; (ii) the service of an effective time notice by ING substantially in the form of Schedule 3 to the ING Deed of Release; and (iii) the service of a notice of confirmation of termination effective time on the Seller and Atrium 5 Limited by ING substantially in the form of Schedule 7 to the ING Deed of Release.”;

(b)	a new clause 6.13 is added to the Atrium SPA as follows:

“6.13	The Buyer shall indemnify the Seller in respect of any loss or damages that Atrium 5 Limited, for so long as it is a subsidiary of the Seller, may suffer in consequence of Atrium 5 Limited at any time having any liability to ING or any other party under the facility agreement between Atrium 5 Limited, ING, Northshore Holdings Limited and Arden Reinsurance Company Limited or any other agreement or arrangement entered into by Atrium 5 Limited in connection with the facility agreement.”;

(c)	paragraph 1(c) of Part A of Schedule 3 to the Atrium SPA shall be amended by adding the words “except, in each case, to the extent the relevant document is held in electronic form and access has been given to the Buyer or any member of the Buyer’s Group before Completion” at the end of that paragraph; and

(d)	paragraphs 2(a), 2(d)(v) (referring to the appointment of KPMG as auditors) and 2(d)(iv) (referring to the registered office of the Group Companies) of Part A of Schedule 3 to the Atrium SPA shall be deleted and the other sub-paragraphs of paragraph 2 of Part A of Schedule 3 to the Atrium SPA renumbered accordingly.

6.2	The variations effected by clause 6.1 shall take effect from the date of this Deed and the Atrium SPA shall be read and construed accordingly.

7	Continuation of the Atrium SPA

The Atrium SPA shall remain in full force and effect except as varied in this Deed.

8	Miscellaneous

Third Parties

8.1	For the purposes of the Contracts (Rights of Third Parties) Act 1999 this Deed is enforceable only by the parties to it and their respective successors in title.

Governing Law

8.2	This Deed and any non-contractual obligations connected with it shall be governed by English law.

8.3	The Parties irrevocably agree that all disputes arising under or in connection with this Deed, or in connection with the negotiation, existence, legal validity, enforceability or termination of this Deed, regardless of whether the same shall be regarded as contractual claims or not, shall be exclusively governed by and determined only in accordance with English law.

Jurisdiction

8.4	The Parties irrevocably agree that the courts of England and Wales are to have exclusive jurisdiction, and that no other court is to have jurisdiction to:

(a)	determine any claim, dispute or difference arising under or in connection with this Deed, any non-contractual obligations connected with it, or in connection with the negotiation, existence, legal validity, enforceability or termination of this Deed, whether the alleged liability shall arise under the law of England or under the law of some other country and regardless of whether a particular cause of action may successfully be brought in the English courts (Proceedings);

(b)	grant interim remedies, or other provisional or protective relief.

8.5	The Parties submit to the exclusive jurisdiction of the courts of England and Wales and accordingly any Proceedings may be brought against the parties or any of their respective assets in such courts.

8.6	Nothing contained in this clause shall limit the right of any Party to commence any proceedings, suit or action seeking the enforcement of any judgment obtained in the courts of England and Wales (Enforcement Proceedings) against any other Party in any other court of competent jurisdiction nor shall taking of Enforcement Proceedings in one or more jurisdictions preclude the taking of Enforcement Proceedings in any other jurisdiction, whether concurrently or not, to the extent permitted by the law of such other jurisdiction.

8.7	Each Party irrevocably waives (and irrevocably agrees not to raise) any objection which it may have now or after Completion to the venue of any Enforcement Proceedings in any such court as is referred to in clause 4.6 and any claim that any such Enforcement Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Enforcement Proceedings brought in any such court shall be conclusive and binding upon such Party and may be enforced in the courts of any other jurisdiction.

EXECUTED AS A DEED, and DELIVERED on the date first above written.

EXECUTED as a deed by ARDEN HOLDINGS LIMITED	/s/ Richard Lutenski

acting by Richard Lutenski, a director, in
the presence of:	Director

/s/ David Hosier

Signature of Witness

WITNESS’ NAME:	David Hosier

WITNESS’ ADDRESS:	31 Victoria St.

Hamilton, Bermuda

WITNESS’ OCCUPATION:	Accountant

EXECUTED as a deed by ALOPUC LIMITED	/s/ Derek Reid

acting by Derek Reid, a director, in the
presence of:	Director

/s/ David Hackett

Signature of Witness

WITNESS’ NAME:	David Hackett

WITNESS’ ADDRESS:	Fox Borrow Cottage, Foxrurrow Hills Rd.

Bramley, Surrey UK

WITNESS’ OCCUPATION:	Accountant

EXECUTED as a deed by KENMARE HOLDINGS LTD	/s/ Richard Harris

acting by Richard Harris, a director,
in the presence of:	Director

/s/ Edward Martin

Signature of Witness

WITNESS’ NAME:	Edward Martin

WITNESS’ ADDRESS:	22 Queen Street

Hamilton, Bermuda

WITNESS’ OCCUPATION:	Lawyer